Exhibit 99.11


          Post-confirmation, the Debtors and Reorganized Debtors are expected to incur significant expenses as a result of the wind up of their respective estates. Those expenses include operating expenses, litigation expenses, and professional fees. The Debtors' and Reorganized Debtors' ongoing expenses are expected to be satisfied by current cash, proceeds from asset sales and collections, and proceeds from litigation proceedings, and should not require the infusion of external capital. Refer to Appendix G: "Reorganized Debtors' Budget", Sections IV.E., "Avoidance Actions" and XVII., "Claims Allowance, Objection and Estimation Procedures" for further information.

          a. Operating Expenses

               (i) The operating expenses are made up primarily of the cost of labor resources needed to manage and liquidate the Remaining Assets, evaluate Claims, and perform other estate wind-down activities, such as the dissolution of legal entities. The wind down of the Debtors' estates remains a complicated process and will therefore require substantial resources. There are a significant number of individual assets that need to be collected or sold, or otherwise handled. Some of these assets are currently involved in litigation proceedings and/or complex cross-ownership structures. Considerable due diligence is required for the dissolution of legal entities and the resolution of Claims. The Reorganized Debtors expect to employ 1,020 employees and contractors as of the Confirmation Date. As noted in Section III.A.8.b.IV., the Debtors or the Reorganized Debtors (as may be applicable) anticipate adopting a retention incentive compensation and severance pay plan.

               (ii) It is expected that the most significant operating expenses will occur in the first year and that resource requirements will diminish as assets are sold and the Reorganized Debtors achieve resolution/completion on the outstanding projects. Refer to Appendix G: "Reorganized Debtors' Budget" for a budget of the Reorganized Debtors.

               b. Litigation Expenses. As discussed in more detail in Section IV.C., "Litigation and Government Investigations", the Reorganized Debtors are involved in numerous legal proceedings that will require substantial time and resources. As of the Confirmation Date, it is anticipated that the Reorganized Debtors will have significant expenses in connection with litigation. These expenses are yet to be finalized but are expected to be material in comparison to the operating expenses. Refer to Sections IV.C., "Litigation and Government Investigations" and IV.E., "Avoidance Actions" for further information.

               c. Professional Fees. As of the Confirmation Date, it is expected that the Reorganized Debtors will continue to incur professional service fees until the Chapter 11 Cases are closed. These fees are related to professionals retained by the Reorganized Debtors, in the ordinary course of business, to assist in the implementation and consummation of the Plan, as well as professionals retained by the Creditors' Committee and Fee Committee; provided, however, that it is not expected that the Creditors' Committee and the Fee Committee will remain in existence until the Chapter 11 Cases are closed. Refer to Article XXXIII of the Plan for more information related to the respective committees. These expenses are yet to be finalized but are expected to be material in comparison to the operating expenses.

                    VIII. Portland General Electric Company


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


   Capitalized terms used throughout this Disclosure Statement are defined in
                 Appendix A: "Material Defined Terms for Enron
                     Disclosure Statement" attached hereto.

A.   Business

     1.   General

          PGE, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. PGE also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. PGE's service area is located entirely within Oregon and covers 3,150 square miles. It includes 51 incorporated cities, of which Portland and Salem are the largest. PGE estimates that at the end of 2002 its service area population was approximately 1.5 million, comprising about 44% of the state's population. PGE added approximately 7,700 customers during 2002, and at December 31, 2002 served approximately 743,000 retail customers.

          PGE has approximately 26,085 miles of electric transmission and distribution lines and owns 1,945 MW of generating capacity. PGE also has long-term power purchase contracts for 652 MW from four hydro-electric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 828 MW from BPA, other Pacific Northwest utilities, and the Tribes. At December 31, 2002, PGE's total firm resource capacity, including short-term purchase agreements, was approximately 4,434 MW (net of short-term sales agreements of 3,927 MW). The average annual demand is approximately 2,350 MW with peak demand of approximately 3,800 MW. On July 2, 1997, Portland General Corporation, the former parent of PGE, merged with ENE, with ENE continuing in existence as the surviving corporation, and PGE operating as a wholly owned subsidiary of ENE. PGE is not a Debtor in the Chapter 11 Cases.

          As of December 31, 2002, PGE had 2,757 employees. This compares to 2,790 and 2,781 employees at December 31, 2001 and 2000, respectively. A total of 902 employees are covered under agreements with Local Union No. 125 of the International Brotherhood of Electrical Workers. Such agreements cover 885 employees for a two-year period effective from March 1, 2002 through February 29, 2004; negotiations of a new agreement are expected to begin in late 2003. In addition, 17 employees at Coyote Springs are covered under an agreement effective from September 1, 2001 through August 1, 2006.

          PGE is a reporting company under the Exchange Act and files annual, quarterly and periodic reports with the SEC. Refer to Section VIII.A.9., "Additional Information Filed with the SEC" for further information.

     2.   Operating Revenues

          a. Retail. PGE's diverse retail customer base has helped mitigate the effects of a significant downturn in Oregon's economy. Residential, the largest customer class, comprises about 88% of PGE's total number of customers, and in 2002 provided 38% of total retail MWh energy sales and 41% of retail tariff revenues. Residential demand is sensitive to the effects of weather, with revenues highest during the winter heating season. Commercial and


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


industrial customers provided about 40% and 19%, respectively, of retail tariff revenues in 2002. While total retail MWh energy sales decreased somewhat from 2001, reflecting the continuing effect of Oregon's slow economy and conservation efforts, revenues increased approximately 35%, reflecting a general rate increase that became effective October 1, 2001. Commercial and industrial customer classes are not dominated by any single industry. While the 20 largest customers constitute about 21% of retail demand, they represent 9 different commercial and industrial groups, including paper manufacturing, high technology, metal fabrication, food merchandising, and health services. No single customer represents more than 3.4% of PGE's total retail load.

          b. Wholesale Non-Trading. Non-trading wholesale electricity sales related to activities to serve retail load requirements comprised about 21% of total operating revenues in 2002, down from about 54% in 2001. The decrease was due to significantly lower wholesale market prices. Most of PGE's non-trading wholesale sales have been to utilities and power marketers and have been predominantly short-term. PGE participates in the wholesale marketplace in order to balance its supply of power to meet the needs of its retail customers, manage risk, and administer its current long-term wholesale contracts. Such participation includes power purchases and sales resulting from daily economic dispatch decisions for its own generation, which allows PGE to secure power for its customers at the lowest cost available.

          c. Other Operating Revenues. Other operating revenues include net gains and losses from PGE's energy trading activities, which seek to take advantage of price movements in electricity, natural gas, and crude oil. Such activities are not reflected in PGE's retail rates. Also included are sales of natural gas in excess of generating plant requirements, and revenues from transmission services, pole contact rentals, and certain other electric services to customers.

          d. Table. The following table summarizes total operating revenues and energy sales for the year ended December 31:

                                              2002           2001          2000
                                              ----           ----          ----
Operating Revenues (Millions)

        Residential                           $567           $475          $448
        Commercial(*)                          550            424           388
        Industrial                             269            222           208
                                               ---            ---           ---
                Tariff Revenues              1,386          1,121         1,044
                Accrued (Collected) Revenues    82           (31)            14
        Retail                               1,468          1,090         1,058
        Wholesale (Non-Trading)                391          1,313           774
        Other Operating Revenues:
                Trading Activities-net         (1)           (11)            30
                Other                          (3)             28            25
                                               ---             --            --
        Total Operating Revenues            $1,855         $2,420        $1,887
                                            ------         ------        ------

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


                                              2002          2001           2000
                                              ----          ----           ----
Operating Revenues (Millions)

Megawatt-Hours Sold (Thousands)

        Residential                          7,058         7,080          7,433
        Commercial(*)                        7,101         7,285          7,527
        Industrial                           4,612         4,675          4,912
                                             -----         -----          -----
                Retail                      18,771        19,040         19,872
                Wholesale (Non-Trading)     12,645         9,764         12,858
                Trading Activities-net           -            15           (55)
                                            ------        ------         ------
        Total MWh Sold                      31,416        28,819         32,675
                                            ------        ------         ------

(*) Includes public street lighting

     3.   Regulatory Matters

          a. OPUC. PGE is subject to the jurisdiction of the OPUC, comprised of three members appointed by Oregon's governor to serve non-concurrent four-year terms. The OPUC approves PGE's retail rates and establishes conditions of utility service. The OPUC further ensures that prices are fair, equitable, and provides PGE an opportunity to earn a fair return on its investment. In addition, the OPUC regulates the issuance of stock and long-term debt, prescribes the system of accounts to be kept by Oregon utilities, and reviews applications to sell utility assets and engage in transactions with affiliated companies.

          b. EFSC. Construction of new thermal generating facilities requires a permit from the EFSC.

          c. FERC. PGE is also subject to the jurisdiction of FERC with regard to the transmission and sale of wholesale electric energy, licensing of hydroelectric projects, and certain other matters. PGE is a "licensee" and a "public utility" as those terms are used in the FPA and is, therefore, also subject to regulation by FERC as to accounting policies and practices, transmission and wholesale electric prices, issuance of short-term debt, and other matters.

          In 1999, FERC issued Order No. 2000 requiring all owners of electricity transmission facilities to file a proposal to join a RTO or, alternatively, to file an explanation of reasons preventing them from making such filing. In response to this order, BPA and nine western utilities, including PGE, filed an initial proposal with FERC to form RTO West, a regional non-profit transmission organization that would operate the transmission system and manage pricing in the Pacific Northwest, Nevada, and small portions of California and Wyoming. In September 2002, the formation plan of RTO West received preliminary FERC approval.

          Also in September 2002, FERC granted preliminary approval of a proposed rate structure for TransConnect, a new company proposed by PGE and two other regional utilities. As proposed, TransConnect would be an independent, jointly owned, for-profit transmission company that will participate in RTO West and that could own or lease the high-voltage transmission facilities currently held by PGE and its other participants.


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


          In July 2002, FERC issued a NOPR on Standard Market Design to standardize the structure and operation of competitive wholesale markets. In April of 2003, FERC issued a White Paper setting forth its assessment of how best to move forward in the electric industry for the long-term benefit of electricity customers, and how it intends to change its proposed rule to meet concerns that have been raised. If the NOPR is implemented as proposed, it will significantly change how wholesale energy and transmission markets operate. Wholesale companies and retail load serving companies would be on a single network transmission tariff, and operational control of the transmission network would be administered by an RTO or ISO.

          A regional stakeholder group is meeting to discuss alternatives for addressing transmission alternatives and opportunities in the Pacific Northwest. At this time it is unclear whether or how the implementation of any such alternatives may affect PGE's RTO West or standard market design activities. Decisions to move forward with the formation of RTO West and TransConnect will ultimately depend on the conditions imposed during the regulatory approval process, as well as economic considerations. Such decisions will be subject to approvals by state and federal agencies and individual company boards of directors.

          d. NRC. The NRC regulates the licensing and decommissioning of nuclear power plants. In 1993, the NRC issued a possession-only license amendment to PGE's Trojan operating license and in early 1996 approved the Trojan Decommissioning Plan. Approval of the Trojan Decommissioning Plan by the NRC and EFSC has allowed PGE to begin decommissioning activities. In 2001, the NRC approved the LTP. The LTP outlines the process by which PGE will complete the decommissioning of the Trojan site and meet regulatory requirements for decommissioned nuclear facilities. In October 2002, the NRC approved the transfer of spent nuclear fuel from the Trojan spent fuel pool to the ISFSI, using a separately licensed dry cask storage system. Transfer of the spent nuclear fuel to the ISFSI has been completed. Trojan is subject to NRC regulation until it is fully decommissioned, all nuclear fuel is removed from the site, decontamination is completed, and NRC licenses are terminated.

          e. PUHCA. PGE is a subsidiary of a holding company (ENE) exempt under PUHCA, except for Section 9(a)(2) with respect to the acquisition of the securities of other public utilities. In February 2002, ENE applied to the SEC to continue its exemption, which requires that PGE's utility activities be predominantly intrastate in nature. In February 2003, the SEC Chief Administrative Law Judge issued an initial decision that denied ENE's application for exemption, holding that PGE does not meet the criteria to be predominantly intrastate in character. ENE then filed a petition requesting that the SEC review the Administrative Law Judge's initial decision and on December 29, 2003, the SEC affirmed the initial decision and denied Enron's application for exemption. On December 31, 2003, ENE, Stephen Forbes Cooper, LLC and PGE Trust, an entity that may be formed in the future, filed an application under
Section 3(a)(4) of PUHCA. This application claims, for each of the applicants, an exemption as a public utility holding company based on the temporary nature of the applicants' current or proposed interest in PGE under the Plan. Under
Section 3(c) of PUHCA, ENE and the other applicants are entitled to a temporary exemption from PUHCA until the SEC has acted on the Section 3(a)(4) application. The temporary exemption also extends to ENE's subsidiaries whether or not they are Debtors. In the event that the SEC denies ENE's application for exemption under Section 3(a)(4), ENE would be required to register as a holding company under PUHCA, and PGE would become a subsidiary of a registered holding company. As such, PGE would become subject to additional regulation by the SEC with respect to certain matters, including transactions with ENE and its subsidiaries. Refer to Section XIV.E.2., "PUHCA" for further information.

          f. Other. The Oregon Department of Energy also monitors Trojan.

     4.   Competition

          a. General. Restructuring of the electric industry has slowed both at the national level and in the Pacific Northwest. PGE continues to maintain its commitment to service excellence while accommodating the formation of a competitive electricity market in Oregon.

          b. Retail. PGE conducts retail electric operations exclusively in Oregon within a state-approved service area. Competitors within PGE's service territory include the local natural gas company (NW Natural), which competes for the residential and commercial space and water heating market, and fuel oil suppliers that compete primarily for residential space heating customers. In addition, effective March 1, 2002, commercial and industrial customers are allowed direct access to competing electricity service suppliers in accordance with Oregon's electric power restructuring law, related regulations, and PGE's tariff. Although PGE remains obligated to serve all of its customers, under terms of a separate tariff schedule certain non-residential customers may provide PGE notice 12 months prior to the start of a calendar year that they do not want PGE to include their loads in PGE power purchases for the noticed year. Customers providing the notice may either obtain their power supply directly from an electricity service supplier or they may purchase power from PGE at then prevailing market rates (with price terms of one day to one year in length) for delivery in the noticed year. These customers are also required by the tariff to provide a year's advance notice should they choose to return to PGE for cost of service rates for a subsequent calendar year.

          c. Wholesale. Competition has transformed the electric utility industry at the wholesale level. The Energy Policy Act, passed in 1992, opened wholesale competition to energy brokers, independent power producers, and power marketers, and provided a framework for increased competition in the electric industry. In 1996, FERC issued Order 888 requiring non-discriminatory open access transmission by all public utilities that own interstate transmission and requiring investor-owned utilities to allow others access to their transmission systems for wholesale power sales. This access must be provided at the same price and terms the utilities would apply to their own wholesale customers. It also requires reciprocity from municipals, cooperatives, and federal power marketers receiving service under the tariff and allows public utilities to recover stranded costs in accordance with the terms, conditions, and procedures set forth in the order.

          PGE's transmission system connects winter-peaking utilities in the Northwest and Canada, which have access to lower variable cost hydroelectric generation, with summerpeaking wholesale customers in California and the Southwest, which have higher variable cost fossil fuel generation. PGE uses portions of this system to purchase and sell in both markets depending upon the relative price and availability of power, water conditions, and seasonal demand from each market.

          The amount of surplus electric generating capability in the western United States, the amount of annual snow pack and its impact on hydro generation, the number and credit quality of wholesale marketers and brokers participating in the energy trading markets, the availability and price of natural gas as well as other fuels, and the availability and pricing of electric and gas transmission all contributed to and have an impact on the wholesale price and availability of electricity. PGE will continue its participation in the wholesale energy marketplace in order to manage its power supply risks and acquire the necessary electricity and fuel to meet the needs of its retail customers and administer its current long-term wholesale contracts. In addition, PGE will continue its trading activities to take advantage of price movements in electricity, natural gas, and crude oil.

          d. Public Ownership Initiatives. There is the potential for the loss of service territory and assets from the creation of PUDs or municipal utilities in PGE's service territory. Initiative petitions circulated in Multnomah County obtained sufficient signatures to place a measure on an election ballot that, if passed, could result in the formation of a PUD in Multnomah County. In June 2003, the Multnomah County Board of Commissioners determined the boundaries of a proposed PUD and set a PUD formation initiative on the November 4, 2003 ballot to be voted on by the county voters. The initiative failed. Initiative petitions circulated in Yamhill County and Clackamas County also obtained sufficient signatures to place measures on an election ballot. The Yamhill County Commissioners determined the boundaries of the proposed PUD and set March 9, 2004 as the date for voting on the formation initiative. The boundaries and date of election for Clackamas County will not be determined until early 2004. The expressed intent of the PUD supporters is to have additional elections to expand the PUD boundaries to include all of PGE's service territory. If a PUD were formed, it would have the authority to condemn PGE's distribution assets within the boundaries of the district provided that it paid fair value for such assets. Oregon law prohibits a PUD from condemning thermal generation plants. It is uncertain under Oregon law whether a PUD would be able to condemn PGE's hydro generation plants. Refer to Section XIV.G.2.b., "Condemnation" for further information.

     5.   Power Supply

          a. General. To meet its customers' energy needs, PGE relies upon its existing base of generating resources, long-term power contracts, and short-term purchases that together provide flexibility to respond to consumption changes and Oregon's electric power restructuring law. Short-term purchases include both spot and firm purchases for periods of less than one year in duration.

          PGE has filed with the OPUC a new Integrated Resource Plan describing its strategy to meet the electric energy needs of its customers. The Integrated Resource Plan, which considers resource actions over the next two to three years, includes reduced reliance on shortterm wholesale power contracts and increased emphasis on longer-term supplies. It also considers future investment in existing and new generating resources, an increase in renewable resources, long-term power purchases, and meeting seasonal peaking requirements through seasonal exchanges, demand-side management, capacity tolling contracts, and combustion turbine development. PGE has issued a RFP to acquire energy and capacity resources. PGE has received responses from more than 40 entities with more than 90 proposals involving energy solutions ranging from wind and geothermal resources to coal and natural gas resources. PGE intends to identify specific parties and initiate negotiations and, based upon the results, update its resource action plan with specific recommendations. PGE has also issued a request for qualifications to approximately 150 of its largest business customers, seeking interest in voluntary demand management programs. Such programs generally consist of an agreement between PGE and the customer to either reduce or adjust the timing of electricity consumption during periods of peak usage or critical power shortage in order to encourage efficient use of resources, thereby enabling PGE to minimize resource costs. PGE intends to identify qualifying proposals and include them in PGE's resource action plan. Based upon results of the RFP, PGE will update its action plan with specific resource recommendations and request acknowledgement that PGE's final action plan is consistent with least cost planning principles established by the OPUC. There can be no assurances, however, that PGE will receive the OPUC acknowledgement.

          b. Hydro Conditions. Northwest hydro conditions have a significant impact on the region's power supply, with water conditions significantly impacting PGE's cost of power and its ability to economically displace more expensive thermal generation and spot market power purchases. In the last half of 2000 and first half of 2001, both the cost and availability of power were adversely affected by a reduction in the availability of surplus generation and weather conditions in California and the Southwest that resulted in high demand. In addition, higher natural gas prices and very poor Northwest hydro conditions (accentuated by fish protection spill requirements) further resulted in increased costs and reduced supply. From mid- 2001 through the first quarter of 2003, however, additional generation from both new plants and from those returning to service, moderating weather conditions, additional natural gas supplies, federal price mitigation, and a reduction in demand from both a significant downturn in Oregon's economy and conservation efforts have resulted in significantly lower market prices for electricity. These events have affected the balance of market supply and demand, and several independent power producers have delayed or cancelled plans for new generating plants.

          c. Generating Capability. PGE's existing hydroelectric, coal-fired, and gas-fired plants are important resources for PGE, providing 1,945 MW of generating capability. PGE's lowest-cost producers are its five FERC-licensed hydroelectric projects incorporating eight powerhouses on the Clackamas, Sandy, Deschutes, and Willamette rivers in Oregon. These facilities operate under federal licenses, which will be up for renewal through 2006. Based on a comparison of projected future operating costs to the projected future value of its energy output, PGE has decided not to relicense its Bull Run hydroelectric project.

          In early 2001, PGE filed a "Notice of Intent" with Oregon's EFSC to build the Port Westward Generating Project, a new 650-MW gas turbine plant adjacent to the Beaver plant site. An air contamination discharge permit application has been approved, with a site certificate issued on November 8, 2002. All other required permits have either been obtained or are anticipated before year end 2003. PGE has not made a decision whether to develop this project at this time. Further decisions regarding the Port Westward project are subject to OPUC acknowledgement of PGE's Integrated Resource Plan and the results of the RFP process.

          d. Purchased Power. PGE supplements its own generation with long-term and short-term contracts as needed to meet its retail load requirements.

               (i) Long-Term. PGE has long-term power contracts with four hydroelectric projects on the mid-Columbia River, which provide approximately 652 MW of firm capacity. PGE also has firm contracts, ranging from one to twenty-six years, to purchase 828 MW of power from BPA, other Pacific Northwest utilities, and the Tribes. In addition, PGE has an exchange contract with a summer-peaking Southwest utility to help meet PGE's winterpeaking requirements, and an exchange contract with a Northwest utility to help meet PGE's summer-peaking requirements. These resources, along with short-term contracts, provide PGE with sufficient firm capacity to serve its peak loads.

               (ii) Short-Term. PGE relies on wholesale market purchases within the WECC in conjunction with its base of generating resources to supply its resource needs, including short-term purchases, and maintain system reliability. The WECC is the largest and most diverse of the 10 regional electric reliability councils. It provides coordination for operating and planning a reliable and adequate electric power system for the western continental United States, Canada, and Mexico. It further supports competitive power markets, helps assure open and non-discriminatory transmission access among members, provides a forum for resolving transmission access disputes, and provides an environment for coordinating the operating and planning activities of its 145 members. The WECC area, which extends from Canada to Mexico and includes 14 western states, has great diversity in climate and peak loads that occur at different times of the year. Energy loads in the Southwest peak in the summer due to air conditioning use, while northern loads peak during winter heating months. According to WECC forecasts, its members, which serve about 71 million people, will have sufficient capacity margin to meet forecast demand and energy requirements through the year 2012, assuming the timely completion of planned new generation.

                            December Reserve Margin
                                  WECC Region
                                [graph omitted]


          PGE's peak load in 2002 was 3,408 MW. Approximately 43% of PGE's 2002 peak load was met with short-term purchases. At December 31, 2002, PGE's total firm resource capacity, including short-term purchase agreements, was approximately 4,434 MW (net of shortterm sales agreements of 3,927 MW).

     6.   Fuel Supply

          Fuel supply contracts are negotiated to support annual planned plant operations. Flexibility in contract terms allows for the most economic dispatch of PGE's thermal resources in conjunction with the current market price of wholesale power.

          a. Coal

               (i) Boardman. PGE negotiates agreements each year to purchase coal for Boardman in the following calendar year, and currently has agreements that cover the plant's requirements through 2003. Available coal supplies are sufficient to meet future requirements of the plant. The coal, obtained from surface mining operations in Wyoming and Montana and subject to federal, state, and local regulations, is delivered by rail under contracts with the Burlington Northern Santa Fe and Union Pacific Railroads. Coal purchases in 2002, totaling about 2.1 million tons, contained approximately 0.4% of sulfur by weight. Utilizing electrostatic precipitators, the plant emitted less than the EPA-allowed limit of 1.2 pounds of sulfur dioxide per MMBtu.

               (ii) Colstrip. Coal for Colstrip Units 3 and 4, located in southeastern Montana, is provided under contract with Western Energy Company, a wholly owned subsidiary of Westmoreland Mining LLC. The contract provides for delivered coal to not exceed a maximum sulfur content of 1.5% by weight. Utilizing wet scrubbers to minimize sulfur dioxide emissions, the plant operated in compliance with EPA's source-performance standards.

          b. Natural Gas. PGE utilizes long-term, short-term, and spot market purchases to secure transportation capacity and gas supplies sufficient to fuel plant operations. PGE re-markets natural gas and transportation capacity in excess of its needs.

               (i) Beaver. PGE owns 79% of the Kelso-Beaver Pipeline, which directly connects its Beaver generating station to Northwest Pipeline, an interstate gas pipeline operating between New Mexico and British Columbia, Canada. Firm gas supplies for Beaver, based on anticipated operation of the plant, are purchased at fixed prices for up to 24 months in advance. PGE has access to 76,000 Dth/day of firm transportation capacity, sufficient to operate Beaver at a 70% load factor. In addition, PGE has contractual access, through October 2004, to natural gas storage in Mist, Oregon, from which it can draw natural gas in the event the plant's supply is interrupted or if economic factors indicate its use. PGE believes that sufficient market supplies of gas are available to fully meet requirements of the plant in 2003 and beyond.

               (ii) Coyote Springs. Coyote Springs utilizes 41,000 Dth/day of firm transportation capacity on three interconnecting pipeline systems accessing gas fields in Alberta, Canada. Firm gas supplies for Coyote Springs, based on anticipated operation of the plant, are purchased at fixed prices for up to 24 months in advance. PGE believes that sufficient market supplies of gas are available to fully meet requirements of the plant in 2003 and beyond.

          c. Oil

               (i) Beaver. Beaver has the capability to operate at full capacity on No. 2 diesel fuel oil when it is economical to do so or if the plant's natural gas supply is interrupted. To ensure the plant's continued operability under such circumstances, PGE had an approximate 19-day supply of oil at the plant site at December 31, 2002.

          (ii) Coyote Springs. Coyote Springs has the capability to operate on oil if needed, with sufficient fuel maintained on-site to run the plant for 40-50 hours.

     7.   Environmental Matters

          PGE operates in a state recognized for environmental leadership. PGE's policy of environmental stewardship emphasizes minimizing both waste and environmental risk in its operations, along with promoting the wise use of energy.

          a. Regulation. PGE's operations are subject to a wide range of environmental protection laws covering air and water quality, noise, waste disposal, and other environmental issues. The EPA regulates the proper use, transportation, cleanup, and disposal of PCBs. The NRC regulates the storage and disposal of spent nuclear fuel from the Trojan plant. State agencies or departments, which have direct jurisdiction over environmental matters, include the Environmental Quality Commission, the DEQ, the Oregon Office of Energy, and the EFSC. Environmental matters regulated by these agencies include the siting and operation of generating facilities and the accumulation, cleanup, and disposal of toxic and hazardous wastes.

          b. Threatened and Endangered Species. Populations of many salmon species in the Pacific Northwest have shown significant decline over the last several decades. The listing of various species of fish, wildlife, and plants as threatened or endangered species has given rise to potentially significant changes to hydroelectric project operations, the impacts of which to date have been minimal. The biggest change has been modifying the timing of releases of water stored behind the dams in the upper part of the Columbia and Snake River basins.

          PGE continues to evaluate the impact of current and potential ESA listings on the operation of its hydroelectric projects on the Deschutes, Sandy, Clackamas, and Willamette rivers. PGE's hydroelectric relicensing efforts, in combination with endangered species consultations among FERC, NMFS, and the USFWS, address issues associated with the protection of fish runs on those rivers where PGE operates hydroelectric facilities. The agencies have completed an ESA consultation on the Deschutes River, the location of PGE's Pelton Round Butte Project, that will be in effect until a new license is granted by FERC; no significant operational changes to the project have been indicated. PGE awaits conclusion by the federal agencies of consultation with respect to its hydroelectric project on the Sandy River. PGE currently is supporting the federal agencies' ESA consultation activities regarding PGE's projects on the Clackamas and Willamette rivers, with minor operational changes implemented in February 2003 on the Clackamas and planned for 2004 on the Willamette.

          c. Air Quality. PGE's operations, principally its fossil-fuel electric generation plants, are subject to the federal CAA and other federal regulatory requirements. State governments are also charged with monitoring and administering certain portions of the Act and are required to set guidelines that are at least equal to federal standards; Oregon's air quality standards exceed federal standards. Primary pollutants addressed by the CAA that affect PGE are SO2, NOx, CO, and particulate matter. PGE manages its emissions by the use of low sulfur fuel, emission controls, emission monitoring, and combustion controls.

          The SO2 emission allowances awarded under the CAA, along with expected future annual allowances, are sufficient to operate Boardman at a 60% to 67% capacity without emissions reductions. In addition, current emission allowances are sufficient to operate Colstrip, which utilizes wet scrubbers. If necessary, PGE intends to acquire sufficient additional


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


allowances in order to meet excess capacity needs. It is not yet known what impacts federal regulations on mercury transport, regional haze, or particulate matter standards may have on future plant operations, operating costs, or generating capacity.

          Federal operating air permits, issued by DEQ, have been obtained for all of PGE's thermal generating facilities.

          d. Superfund. A 1997 investigation of a portion of the Willamette River known as the Portland Harbor, conducted by the EPA, revealed significant contamination of sediments within the harbor. Subsequently, the EPA has included Portland Harbor on the federal National Priority list pursuant to CERCLA. In December 2000, PGE, along with 68 other companies on the Portland Harbor Initial General Notice List, received a "Notice of Potential Liability" with respect to the Portland Harbor superfund site. Available information is currently not sufficient to determine either the total cost of investigation and remediation of the Portland Harbor or the potential liability of responsible companies, including PGE. It is believed that PGE's contribution to the sediment contamination, from its Harborton substation site, if any, would qualify it as a de minimis potentially responsible party under CERCLA. In October 2003, PGE agreed with the DEQ to provide cost recovery for oversight of a voluntary investigation and/or potential cleanup of petroleum products at another PGE site that is upland from the Portland Harbor Superfund designated area. Refer to
Section XIV.G.4.a., "Portland Harbor" for further information about the risks associated with the Portland Harbor superfund site.

     8.   Properties


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


                                 [map omitted]


          PGE's principal plants and appurtenant generating facilities and storage reservoirs are situated on land owned by PGE in fee or land under the control of PGE pursuant to existing leases, federal or state licenses, easements, or other agreements. In some cases, meters and transformers are located on customer property. The indenture securing PGE's First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility property and franchises, other than expressly excepted property. PGE's service territory and generating facilities are indicated on the map above.

          The following are generating facilities owned by PGE:



                                                              Net MW
                                                           Capability
                                                           At Dec. 31,
Facility                Location                Fuel         2002(*)
----------------------------------------------------------------------

Wholly Owned:
-------------
Faraday                 Clackamas River         Hydro           48
North Fork              Clackamas River         Hydro           58
Oak Grove               Clackamas River         Hydro           44
River Mill              Clackamas River         Hydro           25


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


                                                              Net MW
                                                           Capability
                                                           At Dec. 31,
Facility                Location                Fuel         2002(*)
----------------------------------------------------------------------

Bull Run                Sandy River             Hydro           22
Sullivan                Willamette River        Hydro           16
Beaver                  Clatskanie, OR          Gas/Oil        529
Coyote Springs          Boardman, OR            Gas/Oil        245

Jointly Owned:                                                            PGE
--------------                                                          Interest
                                                                        --------
Boardman                Boardman, OR            Coal            362      65.00%
Colstrip 3 & 4          Colstrip, MT            Coal            296      20.00%
Pelton                  Deschutes River         Hydro            73      66.67%
Round Butte             Deschutes River         Hydro           227      66.67%
                                                                ---
Total                                                         1,945
                                                              -----
(*) PGE ownership share.

          PGE holds licenses under the FPA for its hydroelectric generating plants, as well as licenses from the State of Oregon for all or portions of five of the plants. Licenses for the Sullivan and Bull Run projects expire in 2004 and licenses for all projects on the Clackamas River expire in 2006. The license for the Pelton Round Butte project expired at the end of 2001. In June 2001, PGE and the Tribes jointly filed a 50-year license application for the Pelton Round Butte project, which is pending with FERC.

          FERC requires that a notice of intent to relicense hydroelectric projects be filed approximately five years prior to license expiration. PGE has filed notice to relicense and is actively pursuing renewal of licenses for all of its hydroelectric generating plants except Bull Run, which will not be relicensed. PGE has determined not to relicense Bull Run based upon a comparison of projected future operating costs, including measures to protect endangered salmon, with the future value of its energy output.

          On January 1, 2002, PGE sold a 33.33% undivided interest in its Pelton Round Butte hydroelectric project to the Tribes.

          The rated generating capability at Beaver increased 5 MW based upon revised measurements of the plant's performance in 2002. The generating capability at Faraday increased 4 MW in 2002 due to turbine replacement and rehabilitation.

          PGE owns transmission lines that deliver electricity from its Oregon plants to its distribution system in its service territory and also to the Northwest grid. PGE also has ownership in, and contractual access to, transmission lines that deliver electricity from the Colstrip plant in Montana to PGE. In addition, PGE owns approximately 16% of the Pacific Northwest Intertie, a 4,800-MW transmission facility between John Day, in northern Oregon, and Malin, in southern Oregon near the California border. This line is used primarily for interstate purchases and sales of electricity among utilities, including PGE.


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


          PGE leases its headquarters complex in Portland, Oregon under a 40-year salelease back arrangement, ending in September 2018. The lease payments are a fixed amount for the initial term. The lease may be renewed at a predetermined fixed amount for two 10-year and one five-year renewal terms. PGE also leases the coal handling facilities at the Boardman plant under a 27-year leveraged lease financing expiring January 2005. The lease has fixed payments for the initial term and may be renewed for an initial renewal of 5 years at a fixed rent, and thereafter for any length of time at a fair market value, provided the total of all renewal terms may not exceed 20 years.

     9.   Additional Information Filed with the SEC

          The Debtors refer to the following reports filed with the SEC by PGE.

          - PGE's Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

          - PGE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

          - PGE's Current Reports on Form 8-K dated March 25, April 8, April 29, May 21, June 4, June 25, June 27, August 4, September 18, September 26, November 10, and November 20, 2003.

          These reports contain information about PGE including, without limitation, information related to the following matters:

          -    Legal Proceedings;

          - Management's Discussion and Analysis of Financial Condition and Results of Operations;

          -    Hedging and Market Risk;

          -    Directors and Executive Officers;

          -    Executive Compensation; and

          -    Certain Relationships and Related Transactions.

          The Debtors did not prepare such reports, but they are publicly available as information that may be relevant to the Creditors' decision in voting on the Plan.

          10. Other Information Regarding PGE Contained in This Disclosure Statement

          Refer to Section XIV.G., "PGE Risks" for further information about certain risks associated with PGE. Refer to Section IV.C., "Litigation and Government Investigations" for further information about certain legal proceedings involving PGE.

          11.  Separation of PGE From ENE


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


          Subject to the sale of PGE described in Section VIII.A.12., "Potential Sale of PGE" below, the Plan contemplates that the Existing PGE Common Stock held by ENE may be cancelled and the PGE Common Stock may be issued and distributed to the creditors of the Debtors, or to an Operating Trust, in accordance with the terms of the Plan. Upon such issuance, the preferred stock of PGE described in Section VIII.D., "Capital Stock" will remain outstanding. In connection with the consummation of the Plan, PGE and ENE expect to agree to certain separation agreements that would govern the relationship between ENE and PGE on a transitional basis, including the provision of various corporate and administrative services. The existing relationship between ENE and PGE is governed by the PGE MSA and a tax sharing agreement. Refer to Sections VII.B.1.a(ii), "Auxiliary Agreements" and VII.B.1.a(iii), "Tax Sharing Agreement" for further information about these agreements.

          The issuance and distribution of the PGE Common Stock in accordance with the terms of the Plan will require various governmental approvals, including approvals from the OPUC, FERC, the NRC and the FCC. In addition, as described in Section XIV.E.2., "PUHCA", a loss of ENE's exempt status would require ENE to register as a holding company under PUHCA. If ENE is a registered holding company at the time of the distribution, SEC authorization may be required in order to effect the distribution of the PGE Common Stock. As a result of PGE's ownership and operation of its Coyote Springs generation facility, PGE also may need to obtain approval from Oregon's EFSC for the distribution, or a determination by the EFSC that the distribution does not cause a "transfer of ownership" of such generation facility. Although the Debtors believe that all required approvals will be obtained, the ability to complete the distribution of the PGE Common Stock to the creditors of the Debtors or to an Operating Trust, in accordance with the terms of the Plan, will depend upon successfully obtaining the required approvals.

     12.  Potential Sale of PGE

          In connection with its previously announced sales process with respect to its interest in PGE, ENE has entered into a purchase agreement to sell its interest in PGE to Oregon Electric, a newly-formed entity financially backed by investment funds managed by TPG. If the transaction, or another transaction resulting from the auction, is consummated, proceeds from the sale of PGE will be distributed to the creditors of the Debtors in accordance with the terms of the Plan.

          A detailed description of the transaction is below.

               (i) Seller. ENE.

               (ii) Purchaser. Oregon Electric, a newly formed entity financially backed by investment funds managed by TPG.

               (iii) Assets. 100.0% of the issued and outstanding common stock, par value $3.75 per share, of PGE.

               (iv) Consideration. The purchase price for the common stock of PGE shall be a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between PGE's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (PGE's shareholders' equity and retained earnings at December 31, 2002), plus (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of ENE under the agreement.

               (v) Representations and Warranties. The purchase agreement contains customary representations and warranties by ENE, including representations and warranties on the following matters: organization and good standing; authorization of agreement; no violation, consents; ownership and transfer of the PGE common stock; subsidiaries; SEC reports and financial statements; undisclosed liabilities; absence of certain developments; employee benefits; taxes; labor; litigation; compliance with laws, permits; environmental matters; insurance; material contracts; financial advisors; Foreign Corrupt Practices Act; regulation as a utility; status of the Trojan nuclear facility; intellectual property; real property; ENE guarantees; and pre-signing settlements and reserves.

               (vi) Indemnification. Under the purchase agreement, after closing, ENE will indemnify Oregon Electric and PGE, subject to limitations described below, for:

               - breaches by ENE of representations, warranties and pre-closing covenants;

               -    breaches by ENE of post-closing covenants;

               -    certain specified PGE and ENE related liabilities; and

               - certain tax and employee benefits liabilities related to ENE's ownership of PGE.

Oregon Electric and PGE are not entitled to any indemnification for breaches of representations, warranties and pre-closing covenants until they incur losses arising from such breaches in excess of $12.5 million. Once Oregon Electric and/or PGE incur covered losses in excess of such amount, they are entitled to indemnification for the initial $12.5 million of losses and, subject to the other limits described below, for subsequent covered losses. The indemnification for breaches of representations, warranties, pre-closing covenants and the specified PGE and ENE related liabilities is limited to the amount placed in escrow at the closing of the transaction. The indemnification for the tax and employee benefits liabilities related to ENE's ownership of PGE and its subsidiaries is subject to a cap equal to the amount of the purchase price.

          Indemnification claims for breaches of ENE's representations and warranties must be asserted, in the case of most of such representations and warranties, within 15 months following the closing of the transactions. Indemnification claims for breaches of ENE representations and warranties relating to title to the common stock of PGE, employee benefits and taxes may be asserted up to three years after the closing of the transaction. All outstanding indemnification claims related to breaches of representations, warranties, pre- and post-closing covenants by ENE or specified PGE and ENE related liabilities will be "frozen" on the third anniversary of the closing and submitted to the Bankruptcy Court for resolution. Following such third anniversary, a proceeding will be held in the Bankruptcy Court to determine the amount necessary to satisfy ENE's indemnification obligations in respect of such outstanding indemnification claims. The amount determined to be payable to Oregon Electric with respect to such matters, if any, will be satisfied by, and will not exceed, the amount of the remaining escrowed funds. Any remaining escrow funds after payment to Oregon Electric will be released to ENE. Such Bankruptcy Court proceeding will not apply to ENE's indemnification for tax and employee benefits liabilities related to ENE's ownership of PGE.

               (vii) Auction Process. Upon entry of a bidding procedures order, ENE will conduct an auction to give other buyers an opportunity to submit bids. Under the purchase agreement, ENE is permitted to accept a bid that represents a "higher or better" offer for PGE.

               (viii) Break-up Fees, Expense Reimbursement, Deposit. ENE is obligated to pay Oregon Electric a break-up fee equal to $31.25 million if the purchase agreement is terminated:

               - by ENE or Oregon Electric upon ENE's acceptance of a higher or better offer for PGE;

               - by Oregon Electric upon ENE's election to distribute PGE's common stock to creditors; and

               - by Oregon Electric upon ENE's willful breach of the purchase agreement;

In addition, if Oregon Electric terminates the purchase agreement by reason of ENE's willful breach and ENE, within the one year period following such termination, enters into a purchase agreement for an alternative transaction, then Oregon Electric may seek additional damages from ENE equal to the difference between the purchase price that would have been payable by Oregon Electric and the purchase price payable in such alternative transaction.

          ENE also is obligated to pay Oregon Electric the break-up fee if the agreement is terminated in certain circumstances due to the failure to obtain Bankruptcy Court approval for the transaction, and, within three months following a termination of the purchase agreement, ENE enters into an agreement for an alternative transaction regarding PGE with a third party that is economically more favorable to ENE than the transaction contemplated by the purchase agreement. Except as noted above, the break-up fee is the maximum amount of Oregon Electric's damages upon a termination of the purchase agreement in the foregoing circumstances.

          Under the purchase agreement, ENE also agreed to reimburse Oregon Electric for its reasonable and documented expenses, up to a specified cap that increases over time, if the purchase agreement is terminated:

               - by Oregon Electric upon a non-willful breach by ENE of the purchase agreement; or

               - by Oregon Electric or ENE if an order of the Bankruptcy Court approving the transactions contemplated by the purchase agreement is not entered within 140 days after the execution of the purchase agreement.

In any circumstance where Oregon Electric's expenses are reimbursed and a break-up fee is subsequently owed to Oregon Electric, the break-up fee will be reduced by the amount of such expenses.

          In connection with the execution of the purchase agreement, Oregon Electric placed a letter of credit in escrow in the amount of $18,750,000 as a deposit. The full amount of the proceeds of the letter of credit will be payable to ENE if it terminates the purchase agreement because of Oregon Electric's breach. In addition, ENE will be entitled to receive a portion of the deposit ($5,000,000 or $10,000,000), depending on the circumstances in certain cases if Oregon Electric is unable to obtain financing for the transaction.

               (ix) Closing Conditions/Bankruptcy Court and Regulatory Approvals. The transactions contemplated by the purchase agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court and the OPUC, Oregon Energy Facilities Siting Council, FERC, FCC, and NRC. Whether the approval of the SEC is necessary will depend on the status of ENE's exemption from PUHCA and the repeal of PUHCA contemplated by current legislation in the U.S. Congress. Subject to receipt of these approvals, closing is anticipated to occur as early as the fourth quarter of 2004, but could be delayed pending receipt of the requisite approvals and satisfaction of other conditions to closing.

B.   Historical Financials, Projections and Valuation

     1.   Historical Financials

          The following selected unaudited consolidated financial information for each of the three years in the period ended December 31, 2002 has been derived from the audited consolidated financial statements of PGE for the respective periods. The Unaudited Selected Financial Information should be read in conjunction with the PGE Annual Report on Form 10-K for the year ended December 31, 2002.

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                    2002        2001       2000
                                                 (In Millions, except ratios)

Operating Revenues (a)                            $1,855      $2,420     $1,887
Net Operating Income                                 135         134        206
Net Income                                            66          34        141
Total Assets                                       3,250       3,474      3,452
Long Term Obligations (b)                          1,046         972        880
Other Financial Data:
Ratio of earnings to fixed charges                 2.40x       1.41x      3.63x
                                                              -----      ------

--------------------------------------------------------------------------------
(a) Amounts for 2000 and 2001 have been reclassified from those previously reported, in accordance with requirements of EITF 02-3, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. For further information, refer to Note 1, Summary of Significant Accounting Policies, in the Notes to the Company's financial statements in the Form 10-K.

(b) Includes long-term debt and preferred stock subject to mandatory redemption requirements

     2.   Projections

          In conjunction with formulating the Plan, as set forth on Appendix H:
"PGE Financial Projections - 2003-2006", financial projections have been prepared for PGE for the four years ending December 31, 2006. The projections for the fiscal year ended December 31, 2003, include actual results through September 30, 2003. The projections are based on a number of assumptions made with respect to the future operations and performance of PGE and should be reviewed in conjunction with a review of the principal assumptions set forth on Appendix H: "PGE Financial Projections - 2003-2006". While the projections were prepared in good faith and the Debtors believe the assumptions, when considered on an overall basis, to be reasonable in light of the current circumstances, it is important to note that the Debtors can provide no assurance that such assumptions will be realized and Creditors must make their own determinations as to the reasonableness of such assumptions and the reliability of the projections. Refer to Section XIV., "Risk Factors and Other Factors to be Considered" for a discussion of numerous risk factors that could affect PGE's financial results.

     3.   Valuation

          Also in conjunction with formulating the Plan, the Debtors determined that it was necessary to estimate the post-confirmation going concern enterprise value and equity value of PGE. Accordingly, Blackstone and the Debtors formulated such a valuation, which is utilized in the Distribution Model. Such valuation is based, in part, on the financial projections prepared by PGE management and included in Appendix H: "PGE Financial Projections - 2003-2006". Because the potential sale of PGE remains subject to Bankruptcy Court approval, and will not close for a considerable length of time, this valuation has been used for the purpose of determining the value of PGE to be distributed to Creditors pursuant to the Plan and to analyze the relative recoveries to Creditors under the Plan.

          a. Estimated Value. Based upon the methodology described below, the Distribution Model utilizes an estimated equity value of $1.278 billion for PGE at June 30, 2003. Therefore, assuming 62.5 million shares of new PGE Common Stock will be issued and distributed to or on behalf of Creditors pursuant to the Plan, the value of such stock is estimated to be $20.45 per share; provided, however, that such estimate does not reflect any dilution resulting from any long-term equity incentive compensation plan(s) as may be adopted by PGE. However, it is anticipated that the impact of any such plan(s) to be adopted by PGE, CrossCountry and Prisma will, in the aggregate, represent less than 1% of the overall value to be distributed under the Plan. The estimated value is based upon a variety of assumptions, as referenced below under "Variances and Risks," deemed appropriate under the circumstances. The estimated value per share of the new PGE Common Stock may not be indicative of the price at which the new PGE Common Stock will trade when and if a market for the new PGE Common Stock develops, which price could be lower or higher than the estimated value of the new PGE Common Stock. Accordingly, there can be no assurance that the new PGE Common Stock will subsequently be purchased or sold at prices comparable to the estimated values set forth above. Refer to Section XIV., "Risk Factors and Other Factors to be Considered" for a discussion of numerous risk factors that could affect PGE's financial results.

          b. Methodology. Three methodologies were used to derive the value of PGE based on the financial projections attached as Appendix H: "PGE Financial Projections - 2003-2006": (i) a comparison of PGE and its projected performance to the comparable


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


companies and how the market values them (ii) a comparison of PGE and its projected performance to comparable companies in precedent transactions, and
(iii) a calculation of the present value of the free cash flows under the PGE projections, including an assumption for the value of PGE at the end of the projected period.

          The market-based approach involves identifying (i) a group of publicly traded companies whose business as a whole, or significant portions thereof, are comparable to those of PGE, and (ii) comparable precedent transactions involving the acquisition of comparable companies, and then calculating ratios of various financial results or statistics to the public market values of these companies, or the net proceeds of these transactions. The ranges of ratios derived are applied to PGE's historical results and projected performance, and adjusted for net debt to arrive at a range of implied values. The discounted cash flow approach involves deriving the unlevered free cash flows that PGE would generate assuming the PGE projections were realized. These cash flows, and an estimated value of PGE at the end of the projected period, are discounted to the present at PGE's estimated weighted average cost of capital to determine PGE's enterprise value. Net debt is then deducted to determine the equity value.

     4. Variances and Risks. Refer to Section XIV.C., "Variance from Valuations, Estimates and Projections" for a discussion regarding the potential for variance from the projections and valuation described above and Section XIV.,"Risk Factors and Other Factors to be Considered" in general for a discussion of risks associated with PGE.

          ESTIMATES OF VALUE DO NOT PURPORT TO BE APPRAISALS NOR DO THEY NECESSARILY REFLECT THE VALUES WHICH MAY BE REALIZED IF ASSETS ARE SOLD. THE ESTIMATES OF VALUE REPRESENT HYPOTHETICAL EQUITY VALUES ASSUMING THE IMPLEMENTATION OF PGE'S BUSINESS PLAN AS WELL AS OTHER SIGNIFICANT ASSUMPTIONS. SUCH ESTIMATES WERE DEVELOPED SOLELY FOR PURPOSES OF FORMULATING AND NEGOTIATING A CHAPTER 11 PLAN FOR THE DEBTORS AND ANALYZING THE PROJECTED RECOVERIES THEREUNDER. THE ESTIMATED EQUITY VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS SET FORTH IN THE PROJECTIONS AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS WHICH ARE NOT GUARANTEED.

          THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE MARKET VALUE OF PGE STOCK DISTRIBUTED PURSUANT TO A CHAPTER 11 PLAN. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE EQUITY VALUE ASSOCIATED WITH THE VALUATION ANALYSIS.

          PGE OPERATES IN A HEAVILY GOVERNMENT REGULATED INDUSTRY. CHANGES TO THE CURRENT REGULATORY ENVIRONMENT MAY HAVE A MATERIAL ADVERSE IMPACT ON PGE'S ACTUAL RESULTS. REFER TO THE ENTIRETY OF SECTION VIII., "PORTLAND GENERAL ELECTRIC COMPANY" AND SECTION XIV., "RISK FACTORS AND OTHER FACTORS TO BE CONSIDERED"

FOR FURTHER DISCUSSION ON THESE AND OTHER RISKS ATTENDANT WITH PGE AND THE ELECTRIC UTILITY INDUSTRY.

C.   Legal Proceedings

          Certain of PGE and its subsidiaries are currently involved either as plaintiffs or defendants in pending arbitrations or civil litigation. Those matters that may be material to PGE's business are identified below. In addition, certain of PGE and its subsidiaries are involved in regulatory or administrative proceedings. Refer to Section IV.C, "Litigation and Government Investigations" for further information.

     1. Utility Reform Project, Colleen O'Neil and Lloyd K. Marbet v. Oregon Public Utilities Commission and Portland General Electric Company. (No. SC S45653, Supreme Court, State of Oregon; No. 94C-10417, Marion County Circuit Court No. 94C-10417; OPUC UM989); and Utility Reform Project, Lloyd K. Marbet and Linda K. Williams v. Oregon Public Utility Commission and Portland General Electric Company, Marion County Circuit Court Case No. 02C 14884. The OPUC approved recovery of $250 million of PGE's investment in Trojan and a return on the investment. Recovery was occurring by amortization through 2011 plus a return on the unamortized balance through that date. Numerous challenges, appeals and requested reviews were filed in Marion County, Oregon Circuit Court, the Oregon Court of Appeals, and the Oregon Supreme Court on the issue of the OPUC's authority under Oregon law to grant recovery of and a return on the Trojan investment. The primary plaintiffs in the litigation were the CUB and the URP. In June 1998, the Oregon Court of Appeals ruled that the OPUC properly granted PGE recovery of its investment in Trojan, but not a return on the investment during the amortization period and remanded the case to the OPUC. PGE's petition for review to the Oregon Supreme Court was granted in April 1999 as was the URP petition for review. While the petitions for review of the 1998 Oregon Court of Appeals decision were pending at the Oregon Supreme Court, PGE, CUB, and the staff of the OPUC entered into agreements to settle the litigation. The URP challenged the settlement at the OPUC. The settlement agreement was finally approved by the OPUC in March 2002. The URP has appealed the OPUC decision on the settlement to the Marion County, Oregon Circuit Court. On November 19, 2002 the Oregon Supreme Court dismissed the petitions for review of the 1998 Court of Appeals decision filed by PGE and the URP. As a result, the 1998 Oregon Court of Appeals opinion stands and the matter was remanded to the OPUC. On November 7, 2003, the Marion County, Oregon Circuit Court issued an opinion remanding the case to the OPUC for action to reduce rates or order refunds. PGE intends to appeal.

     2. Portland General Electric v. International Brotherhood of Electrical Workers, Local No. 125. (No. 0205-05132, Circuit Court, Multnomah County, Oregon). PGE filed declaratory relief against the International Brotherhood of Electrical Workers Local 125 ("IBEW") seeking a declaratory ruling that the four grievances filed by the union seeking recovery of 401(k) plan losses under the collective bargaining agreement are not subject to arbitration. On August 14, 2003, the judge granted PGE's motion for summary judgment finding those grievances are not subject to arbitration. The IBEW has appealed the decision.

     3. Portland General Electric, et al. v. The United States of America, et al. (No. C.A. 1:00-1425, Southern District of New York, C.A. No. 1:98-2552, District of Columbia,

"Case No. 1425"). This is an action by PGE and other Trojan owners to recover approximately $16 million from the USDOE for assessments not authorized by fixed price contracts for enrichment of nuclear fuel. A companion case filed in the U.S. Court of Claims has been dismissed.

     4. Department of Water Resources v. ACN Energy, et al., including PGE, Enron Power Corp., PG&E Energy Services nka Enron Energy Marketing Corp. and Enron North America, Inc. (No. 01 AS05497, Superior Court, Sacramento County, California). The State of California is seeking declaratory relief to resolve all claims related to the governor's seizure of the block forward contracts for energy delivery in January and February 2001. PGE filed a claim in May 2001 with the California Victims Compensation Board to preserve its right to collect approximately $70 million for energy sales to California. The State refused to toll the statute of limitations on PGE's right to appeal the denial of its claim by the Victims Compensation Board; therefore PGE filed a new lawsuit against the State restating its claim. This suit has been consolidated with the prior suit.

     5. Dreyer, Gearhart and Kafoury Bros., LLC v. Portland General Electric Company (No. 03C 10639, Circuit Court, Marion County, Oregon) and Morgan v. Portland General Electric Company (No. 03C 10639, Circuit Court, Marion County, Oregon (Identical cases have also been filed in the Circuit Court of Multnomah County Oregon). On January 17, 2003, two class actions suits were filed against PGE on behalf of two classes of electric service customers. The Dreyer case seeks to represent current PGE customers that were customers during the period from April 1, 1995 to October 1, 2001, and the Morgan case seeks to represent PGE customers that were customers during the period from April 1, 1995 to October 1, 2001, but who are no longer customers. The suits seek damages of $190 million for the Dreyer Class and $70 million for the Morgan Class, from the inclusion of a return on investment of Trojan in the rates PGE charges its customers. PGE has filed motions to dismiss both suits in both Circuit Courts. The plaintiffs have withdrawn the Multnomah County suit.

     6. Gordon v. Reliant Energy, Inc., Duke Energy Trading & Marketing, et al.
v. Arizona Public Service Company, et al. (In re: Wholesale Electricity Antitrust Cases I & II) (No. 02--990,1000, 1001, United States District Court, Southern District of California; No. 02-57200, United States Court of Appeals, Ninth Circuit). In late 2001, numerous individuals, businesses, California cities, counties and other governmental agencies filed class action lawsuits in California state court against various individuals, utilities, generators, traders, and other entities alleging that activities related to the purchase and sale of electricity in California in 2000-2001 violated California anti-trust and unfair competition law. The complaint seeks restitution of all funds acquired by means that violate the law, payment of treble damages and interest and penalties. In late April 2002, the defendant parties filed a cross-complaint against PGE and other utilities, generators, traders, and other entities not named in the cases, alleging that they participated in the purchase and sale of electricity in California during 2000- 2001 and seeking a complete indemnification and/or partial equitable indemnity on a comparative fault basis for any liability that the court may impose on the defendant parties. No specific dollar amount is claimed. The cases were removed to federal court on December 13, 2002. The federal court granted the plaintiffs' motions to remand to state court and to strike and/or sever cross-complaints. The defendant parties appealed the remand to the Ninth Circuit Court of Appeals. The Court of Appeals issued orders stating it had jurisdiction to hear the


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appeal of the remand order and staying the remand order pending its decision.
The parties have agreed to an open extension of time until 30 days after a ruling on jurisdiction is made.

     7. People of the State of California, ex rel. Bill Lockyer, Attorney General v. Portland General Electric Company (No. C-02-3318, United States District Court, Northern District of California). The Attorney General of California filed a complaint alleging that PGE failed to comply with FERC's approval requirements for its market-based sales of power in California. The complaint does not specify damages; however it seeks fines and penalties under the California Business and Professions Code for each sale from 1998 through 2001 above a capped price. In July 2002, PGE removed the case to federal district court and filed a motion to dismiss on preemption grounds. The Attorney General filed a motion with the district court to remand the case to state court. The motion was denied and the Attorney General appealed the denial to the Ninth Circuit and filed a motion to stay the district court. The district court found the appeal frivolous and on March 25, 2003 granted the motion to dismiss on preemption grounds. The Attorney General filed an appeal of the dismissal to the Ninth Circuit. On September 26, 2003, PGE and the California Attorney General, as part of PGE's settlement with the Staff of FERC and others related to certain investigations and cases related to electricity prices in California in 2000-2001, entered into a settlement agreement that resolves this case, along with related non-public investigations by the California Attorney General. The settlement has been submitted to FERC for approval. Refer to Section VIII.C.14., "FERC Investigation of Trading Activities" for further information.

     8. Cyber-Tech, Inc. v. PGE et al. (No. 0305-05257, Circuit Court, Multnomah County, Oregon). Cyber-Tech, in the business of designing and supplying industrial control handles and joysticks for commercial and personal use, seeks recovery of approximately $4.3 million for property damage and lost profits resulting from a disruption of power to its facility when PGE's contractor, Henkles & McCoy, allegedly damaged PGE's underground electrical equipment, which in turn caused the disruption of power. Another PGE contractor, Locating Inc., is alleged to have improperly located the underground facilities. Tenders of defense on behalf of PGE have been sent to both Henkles & McCoy and Locating, Inc.

     9. Port of Seattle v. Avista et al., including PGE (No. 03-1170, United States District Court, Western District of Washington, Seattle Division). On May 21, 2003, the Port of Seattle, Washington filed a complaint against PGE and sixteen other companies alleging violation of both the Sherman Act and RICO, fraud, and, with respect to Puget Energy, Inc. and Puget Sound Energy, Inc., breach of contract. The complaint alleges that the price of electric energy purchased by the Port between November 1997 and June 2001 under a contract with Puget Sound Energy, Inc. was unlawfully fixed and artificially increased through various actions alleged to have been undertaken in the Pacific Northwest power markets among the defendants and ENE, EES, ENA, EPMI, and others. The complaint alleges actual damages of $30.5 million suffered by the Port and seeks recovery of that amount, plus punitive damages and reasonable attorney fees. PGE, along with other defendants, filed with the Judicial Panel on Multidistrict Litigation a notice of tag-along action on June 17, 2003. Port of Seattle, Puget Energy, Inc., Pugent Sound Energy, Inc., and PacificCorp are opposed to the notice. PGE joined in a motion to dismiss on federal preemption and filed rate doctrine grounds. On December 4, 2003, this case was transferred to the Southern District of California for assignment to Judge Robert H. Whaley.


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     10. Remington et al. v. Northwestern Energy, LLC (No. DV 03-88, 2nd
Judicial District, Silver Bow County, Montana). On May 5, 2003, Robert and Julie Remington and forty-eight other individuals, unions, and businesses filed a suit against PGE and the other owners, designers and operators of the Colstrip coal-fired electric generation plants in Montana alleging that holding and settling ponds at the Colstrip Project have leaked and contaminated groundwater. The plaintiffs allege nuisance, trespass, unjust enrichment, fraud, and negligence, and seek a declaratory judgment of nuisance and trespass, an order that the nuisance be abated, and an unspecified amount for damages, disgorgement of profits, and punitive damages.

     11. California Electricity Refund Proceeding (FERC Docket # EL00-95). In a June 19, 2001 order adopting a price mitigation program for 11 states within the WSCC area, FERC referred the issue of refunds for spot market sales made from October 2, 2000 through June 20, 2001 to a settlement judge. On July 25, 2001, FERC issued an order establishing the scope of and methodology for calculating refunds related to non-federally mandated transactions in the spot markets operated by the ISO and the PX. PGE's potential refund obligation, using FERC methodology, is estimated to be in the range of $20 million to $30 million. On March 26, 2003, FERC issued an order modifying the methodology it had previously ordered for the pricing of natural gas in calculating the amount of potential refunds. Although further proceedings will be necessary to determine exactly how the new methodology will affect the refund liability, PGE now estimates its potential liability to be between $20 million and $50 million. PGE joined a group of utilities in filing a request for rehearing of various aspects of the March 26, 2003 order, including the pricing of the gas cost component of the proxy price from which refunds are to be calculated. The FERC issued an order affirming the new methodology on October 16, 2003.

     12. Pacific Northwest Refund Proceeding (FERC Docket # EL01-10). Refer to
Section IV.C.1.e(i)(C)(2), "Puget Sound Energy Inc. v. All Jurisdictional Settlers of Energy et al., including EPMI, as well as PGE. Docket No. EL01-10 et seq., (Pacific Northwest Refund Proceeding)" for further information.

     13. Oregon Public Utility Commission Staff Report on Trading Activities. On April 29, 2003, the Staff of the OPUC issued a draft report in which it recommended that the OPUC affirm that it will hold harmless the customers of PGE in the event any penalties are imposed by FERC or any other authority investigating PGE's trading activities and that the OPUC open a formal investigation of PGE's trading activity in 2000-01. On June 12, 2003, the OPUC delayed any decision on commencing an investigation of PGE's trading activities until after FERC has substantially completed its inquiry of PGE trading activities. On September 26, 2003, PGE and OPUC, as part of PGE's settlement with the Staff of FERC and others related to certain investigations and cases related to electricity prices in California in 2000-2001, entered into a settlement agreement that resolves any issues related to this investigation. The settlement has been submitted to FERC for approval. Refer to Section VIII.C.14., "FERC Investigation of Trading Activities" for further information.

     14. FERC Investigation of Trading Activities. In early May 2002, ENE provided memos to FERC that contained information indicating that ENE, through its subsidiary EPMI, may have engaged in several types of trading strategies that raised questions regarding potential manipulation of electricity and natural gas prices in California in 2000-2001. In August 2002, FERC initiated investigations into instances of possible misconduct by PGE and certain other


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companies. In Docket No. EL02-114-000, FERC ordered investigation of PGE and
EPMI related to possible violations of their codes of conduct, FERC's standards of conduct, and the companies' market-based rate tariffs. In the order, FERC established October 15, 2002 as the "refund effective date." If PGE were to lose its market-based rate authority, purchasers of electric energy from PGE at market-based rates after the refund effective date could be entitled to a refund of the difference between the market-based rates and cost-based rates deemed just and reasonable by FERC. On September 26, 2003, PGE entered into a settlement agreement with the Staff of FERC, the California Attorney General, the California Public Utilities Commission, the City of Tacoma, Washington, OPUC and numerous other parties resolving this investigation and related cases and investigations. The settlement requires PGE to pay $8.5 million and file an amendment to its FERC market-based rates tariff that imposes a cost-based cap on prices charged for wholesale electricity sales for a period of twelve months, but does not require any refunds. PGE also agreed to conduct annual training for its trading floor employees on code of conduct, standards of conduct, antitrust and ethics, and to retain for five years recordings of affiliate trading transactions, affiliate postings and related accounting records. The settlement provides that it will not be deemed an admission of fault or liability by PGE for any reason and implies no admission or fault by PGE. The settlement has been submitted to FERC for approval.

     15. Challenge of the California Attorney General to Market-Based Rates. Refer to Section IV.C.1.e(i)(C)(6), "Challenge of the California Attorney General to Market-Based Rates" for further information.

     16. Show Cause Order. On June 25, 2003, FERC voted to require over 50 entities, including PGE, that participated in the western U.S. wholesale power market in 2000 and 2001 to show cause why their participation in specific behaviors and activities during that time period did not constitute gaming in violation of tariffs issued by the ISO and the PX. The ISO was ordered to provide data on each entity's behaviors and activities within 21 days from the date of the order. On August 27, 2003, PGE and FERC trial staff filed a settlement with the Administrative Law Judge and the settlement has since been submitted to the FERC for approval. The settlement requires PGE to pay $12,730 as revenue received in one identified behavior. This settlement is one of numerous such settlements by the entities being investigated. All of the settlements have been contested by certain parties to the proceeding. Refer to
Section IV.C.1.e(i)(A)(4), "American Electric Power Services Corp., et al., Docket Nos. EL03-137-000, et al." for further information.

     17. People of the State of Montana, ex rel. Mike McGrath, Attorney General of the State of Montana, et al. v. Williams Energy Marketing and Trading Company, et al. including EESI, EPMI and PGE, Montana First Judicial District, Lewis and Clark County. On June 30, 2003 the Montana Attorney General filed a complaint in Montana state court against PGE and numerous named and unnamed generators, suppliers, traders, and marketers of electricity and natural gas in Montana. The complaint alleges unfair and deceptive trade practices in violation of the Montana Unfair Trade and Practices and Consumer Protection Act, deception, fraud and intentional infliction of harm arising from various actions alleged to have been undertaken in the western wholesale electricity and natural gas markets during 2000 and 2001. The relief sought includes injunctive relief to prohibit the unlawful practices alleged, treble damages, general damages, interest, and attorney fees. No monetary amount is specified.


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PGE has not been served. On September 15, 2003, EESI and EPMI were dismissed from this case without prejudice.

     18. ISO and PX Receivable. As of September 30, 2003, PGE was owed approximately $62 million from the ISO and the PX for wholesale electricity sales made from November 2000 through February 2001. PGE estimates that the majority of this amount was for sales by the ISO and PX to Southern California Edison Company and PG&E. On March 9, 2001, PX filed for bankruptcy, and on April 6, 2001, PG&E also filed for bankruptcy relief. PGE is pursuing collection of all past due amounts through the PX and PG&E bankruptcy proceedings, and has filed a proof of claim in each case. PGE is examining its options with regard to collection of any amounts not ultimately received through the bankruptcy process. To the extent that PGE is found liable for refunds in the FERC California Refund proceeding, PGE will be entitled to offset that amount against the $62 million receivable.

     19. FERC Bidding Investigation. On June 25, 2003, FERC issued an order initiating an investigation into anomalous bidding in the California markets. PGE submitted responses on July 24, 2003 and August 11, 2003 and is continuing its analysis of bid data relevant to the investigation. Refer to Section IV.C.2.b(iii)., "FERC Bidding Investigation" for further information about the investigation.

     20. State of Oregon Investigation. In early November, 2003, in connection with an informal investigation of electricity sales in the Western Wholesale Power Market during 2000 and 2001, PGE received a subpoena and Civil Investigative Demand from the Oregon Attorney General for the same documents and records PGE has previously provided to the FERC. On November 26, 2003 PGE filed a Complaint for Declaratory Relief in U.S. District Court against the Oregon Attorney General seeking a Declaration from the Court that further investigation of PGE's involvement in the Western Wholesale Power Market is barred by Federal Pre-emption pursuant to the Federal Power Act, as well as precluded by the doctrines of Claim Preclusion under both State and Federal law and Judicial Estoppel under both State and Federal law because the State of Oregon through the Oregon Public Utility Commission has settled with PGE regarding these same issues. PGE also alleges that the investigation breached the settlement agreement between the State of Oregon and PGE. Refer to Section VIII.C.13., "Oregon Public Utility Commission Staff Report on Trading Activities" for further information.

D. Description of Capital Stock, Board of Directors and Director and Officer Indemnification

     The information set forth below is summarized from PGE's Articles of Incorporation, as amended. The statements and description hereinafter contained do not purport to be complete and are qualified in their entirety by references to the Articles of Incorporation.

     1.   Capital Stock

          a. Common Stock. PGE currently has outstanding 42,758,877 shares of common stock, par value of $3.75 per share, all of which are owned by ENE. Upon satisfaction of the conditions for distribution of PGE Common Stock to the Creditors pursuant to the Plan, as


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described in Section I., "Overview of Chapter 11 Plan", such existing common stock of PGE held by ENE will be cancelled, and the new PGE Common Stock will be issued.

          b. Preferred Stock. PGE currently has outstanding 279,727 shares of its 7.75% Series Cumulative Preferred Stock, no par value. The outstanding preferred stock has a voluntary and involuntary liquidation preference of $100.00 per share, and pays a dividend of $7.75 per share quarterly on the 15th of January, April, July and October. It is redeemable only by operation of a sinking fund that requires the annual redemption of 15,000 shares at $100 per share, plus all accrued and unpaid dividends, each year commencing on June 15, 2002 for five years, with all remaining shares to be redeemed on June 15, 2007. At its option, PGE may redeem, through the sinking fund, an additional 15,000 shares each year, but such optional redemption is not cumulative and does not reduce any subsequent mandatory redemption. The sinking fund may be satisfied in whole or in part by crediting shares purchased by PGE in the open market or otherwise. The 7.75% Series Cumulative Preferred Stock generally has no voting rights but may, in certain circumstances, vote to elect a limited number of PGE directors. Such preferred stock will remain outstanding upon the issuance of the PGE Common Stock to the Creditors. PGE also has the right, with the approval of its board of directors, to issue additional series of preferred stock. Such preferred stock will remain outstanding upon the issuance of the PGE Common Stock to the Creditors.

          c. Limited Voting Junior Preferred Stock. On September 30, 2002, a single share of a new class of Limited Voting Junior Preferred Stock was issued by PGE to an independent party. The new class of stock, created by an amendment to PGE's Articles of Incorporation, was issued following approval by the Bankruptcy Court on September 12, 2002, the DIP Lenders, the OPUC, and PGE's board of directors.

          The Limited Voting Junior Preferred Stock has a par value of $1.00, no dividend, a liquidation preference to PGE's common stock as to par value but junior to existing preferred stock, an optional redemption right, and certain restrictions on transfer. The Limited Voting Junior Preferred Stock also has voting rights, which limit, subject to certain exceptions, PGE's right to commence any voluntary bankruptcy, liquidation, receivership, or similar proceedings without the consent of the holder of the share of Limited Voting Junior Preferred Stock. The consent of the holder of the share of Limited Voting Junior Preferred Stock will not be required if the reason for the bankruptcy or similar event is to implement a transaction pursuant to which all of PGE's debt will be paid or assumed without impairment. Such preferred stock will remain outstanding upon the issuance of PGE Common Stock to the Creditors.

     2.   PGE Board of Directors

          On the Effective Date, PGE's board of directors will consist of individuals designated by the Debtors (after consultation with the Creditors' Committee), all of which shall be disclosed prior to the Confirmation Hearing. In the event that, during the period from the Confirmation Date up to and including the Effective Date, circumstances require the substitution of one (1) or more persons selected to serve, the Debtors shall file a notice thereof with the Bankruptcy Court and, for purposes of section 1129 of the Bankruptcy Code, any such replacement person, designated after consultation with the Creditors' Committee, shall be deemed to have been selected or disclosed prior to the Confirmation Hearing. Thereafter, the


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terms and manner of selection of directors of PGE shall be as provided in PGE's certificate of incorporation and bylaws, as the same may be amended.

     3.   Indemnification

          PGE is organized under the laws of the State of Oregon. Under PGE's Articles of Incorporation, PGE will indemnify directors and officers of PGE to the fullest extent permitted by the Oregon law. Expenses incurred by a director or officer in connection with an indemnifiable claim will be addressed by PGE provided that such director or officer will obligate himself/herself to repay such advance to the extent it is ultimately determined that such director or officer was not entitled to indemnification. PGE is authorized to provide the same indemnification protections to employees and agents.

          PGE has procured Directors and Officers liability insurance for wrongful acts. This is an indemnity policy for the corporation to protect it against liability assumed or incurred under the above indemnification provisions, including defense provisions, on behalf of the directors and officers. The directors and officers are thus indemnified against loss arising from any civil claim or claims by reason of any wrongful act done or alleged to have been done while acting in their respective capacities as directors or officers. The policy excludes claims brought about or contributed to by dishonest, fraudulent, criminal, or malicious acts or omissions by directors or officers. The policy covers the directors and officers of PGE against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by PGE.

E.   Equity Compensation Plan

          Following confirmation of the Plan, in order to attract, retain and motivate highly competent persons as key employees and/or directors of PGE, PGE expects to adopt a long-term equity incentive compensation plan providing for awards to such individuals. It is anticipated that the Compensation Committee of PGE's Board of Directors will determine the specific terms of any grants made under such plan and will provide grants of awards designed to focus equity compensation on performance and alignment with shareholders interests; provided, however, that shares reserved for the plan will not exceed 7.5% of the PGE Common Stock to be issued pursuant to the Plan, with projected annual share usage under the plan not exceeding 2%.

                                IX. CrossCountry

   Capitalized terms used throughout this Disclosure Statement are defined in
                 Appendix A: "Material Defined Terms for Enron
                     Disclosure Statement" attached hereto.

A.   Business

     1.   General Development of Business

          Pursuant to the CrossCountry Contribution and Separation Agreement, ENE and certain of its affiliates will contribute their ownership interests in the Pipeline Businesses and certain service companies to CrossCountry in exchange for equity interests in CrossCountry. The closing of the transactions contemplated by the CrossCountry Contribution and Separation



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